Exhibit 99.1

Titan Announces Another Record Year for Production and Safety, Provides 2024 Guidance and Update on Kilbourne Graphite Target

Vancouver, B.C., February 20th, 2024 – Titan Mining Corporation (TSX:TI) (“Titan” or the “Company”) is pleased to release preliminary fourth quarter (“Q4”) and full year 2023 production results and provide 2024 operating, capital and exploration expenditure guidance (all dollar figures are in US dollars, unless otherwise indicated).

2023 Highlights

•	Safest year of operations on record at the Empire State Mine since re-opening, with an injury frequency rate of 0.7, 70% lower than the national average.

•	Produced a record 61.0 million payable pounds of zinc in 2023, a 16 % increase over the record set in 2022.

•	Announced the discovery of the Kilbourne graphite trend, an extensively drill tested graphite-bearing trend located on permitted lands.

Don Taylor, Titan’s President and CEO, commented, “The operating team at ESM delivered record production exceeding guidance and producing 61 million payable pounds of zinc while achieving the best safety performance since the mine reopened. These are truly remarkable achievements and we expect this performance to be reflected in our share price as the price of zinc improves.”

Q4 and Full Year 2023 Preliminary Production Results & 2024 Production Guidance

Total payable zinc production from the Company’s Empire State Mine (“ESM”) was 13.9 million pounds in Q4 2023 for total annual payable production of 61.0 million pounds, exceeding guidance of 54-58 million pounds. 2023 production is preliminary and subject to change when the Company releases its Q4 2023 and audited full-year 2023 financial and operating results in March 2024.

Production guidance for 2024 is estimated between 56-60 million pounds of payable zinc. C1 Cash Cost1 for 2024 is estimated between $0.98 and $1.02 per payable pound and AISC1 is estimated between $1.04 and $1.10 per payable pound. Both C1 Cash Cost and AISC are highly dependent on treatment charges which won’t be known with certainty until the end of H1 2024. Titan estimates that for every $10 per tonne change to the treatment charge, C1 Cash Cost1 and AISC1 are impacted by approximately $0.01 per pound of payable zinc. C1 Cash Cost and AISC guidance for 2024 reflect an estimated annual treatment charge of $175 per tonne. Taylor continued, “as we enter 2024 market and price challenges continue with respect to the zinc markets, we are fortunate at ESM to have operational levers that we can pull to further cut costs and meet forecasts.”

Exploration expenditures will be focused on advancing the Kilbourne graphite trend and district targets where ESM controls more than 80,000 acres of private mineral rights. The timing and extent of the exploration program is contingent on positive exploration results. The Company may allocate additional funds beyond guidance as merited.

Production and Cost Guidance
	Units	2024
Payable Production
Zinc	Mlbs	56-60
Cost
C1 cash cost[1]	$/lb	0.98 - 1.02
AISC[1]	$/lb	1.04 - 1.10
Capital
Sustaining	$ millions	3 - 5
Exploration
ESM	$ millions	2 - 3

[1]	C1 Cash Cost and AISC are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For additional information, see the section titled “Non-GAAP performance measures” of Titan’s MD&A dated November 14, 2023, available on SEDAR+ at www.sedarplus.com, which section is incorporated by reference herein.

Kilbourne Exploration Update

The Company is pleased to provide an update on the Kilbourne exploration program first announced on November 2, 2023 (Titan Mining Advances Kilbourne Exploration, With Surface Trenching And Bulk Sample Identification Underway). A total of 99 samples were collected from 181 ft (55 m) of trenching with bedrock exposed for later channel sampling in five trenches totaling over 1,000 ft (305 m) of exposed Kilbourne host rock. Drilling began in December 2023 with eight holes totaling 2,074 ft (632 m) completed to date. The Company’s Phase 1 drilling program contemplates an additional 10,000 ft (3,048 m) of drilling. An initial bulk sample was identified through these exploration activities and collected in January 2024.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact:

Investor Relations:

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this new release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that we expect Titan’s performance at its Empire State Mine to be reflected in our share price as the price of zinc improves; production guidance; C1 Cash Cost guidance; AISC guidance; sustaining and exploration capital guidance; estimates regarding the impact of treatment charges on AISC and C1 cash costs; that exploration expenditures will be focused on advancing the Kilbourne graphite trend and district targets where ESM controls more than 80,000 acres of private mineral rights; and plans for the remainder of the Kilbourne exploration program. When used in this news release words such as “will”, “plans”, “intends” and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to assumptions made regarding the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Readers should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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